SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)


                          InaCom Corp.
   ----------------------------------------------------------
                        (Name of Issuer)


             Common Stock, $0.10 Per Share Par Value
   ----------------------------------------------------------
                 (Title of Class of Securities)


                           45323G 10 9
   ----------------------------------------------------------
                         (CUSIP Number)


                 H. Christopher Covington, Esq.
      Senior Vice President, General Counsel and Secretary
                       Vanstar Corporation
                       1100 Abernathy Road
                    Building 500, Suite 1200
               Atlanta, GA  30328  (770) 522-4700
   -----------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         October 8, 1998
  ------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of  240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


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CUSIP NO.   45323G 10 9


1)       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only):

         Vanstar Corporation                       94-2376431

2)       Check the Appropriate Box if a Member of a Group*:

         (a) [  ]
         (b) [  ]

3)       SEC Use Only:


4)       Source of Funds*:                                  WC


5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e):                  [  ]

6)       Citizenship or Place of Organization:        Delaware

Number of Shares
                 (1)  Sole Voting Power:             3,336,689
  Beneficially
                 (2)  Shared Voting Power:             320,069
 Owned by Each
                 (3)  Sole Dispositive Power:        3,336,689
Reporting Person
                 (4)  Shared Dispositive Power:              0
      With
         Aggregate Amount Beneficially Owned by Each Reporting
11)      Person:                                     3,656,758


12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*:                                 [  ]

13)      Percent of Class Represented by Amount in Row (11):

         18.2%

14)      Type of Reporting Person*:                         CO

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ITEM 1.   SECURITY AND ISSUER
          This Statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $0.10 per share (the "InaCom Common Stock"), of InaCom Corp., a Delaware corporation ("InaCom"). The principal executive offices of InaCom are located at 10810 Farnam Drive, Omaha, Nebraska 68154.

ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is being filed by Vanstar Corporation, a Delaware corporation ("Vanstar"). The address of Vanstar's principal executive offices is 1100 Abernathy Road, Building 500,
Suite 1200, Atlanta, Georgia  30328.

          The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Vanstar is set forth in Schedule I hereto and is incorporated herein by reference.

          During the last five years, neither Vanstar, nor to the knowledge of Vanstar, any of the persons listed on Schedule 1 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          For information about the executive officers and directors of Vanstar, see Schedule I.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As more fully described in Item 4 hereof, InaCom and Vanstar have entered into the InaCom Stock Option Agreement dated October 8, 1998 (the "InaCom Stock Option Agreement"). Pursuant to the InaCom Stock Option Agreement, InaCom has, among other things, granted Vanstar an option to acquire shares of InaCom Common Stock as described below. If the conditions precedent were satisfied to permit Vanstar to exercise its option to purchase shares of InaCom Common Stock pursuant to the InaCom Stock Option Agreement and Vanstar so exercised that option, Vanstar currently anticipates that funds for such exercise would be provided from general funds available to Vanstar and by borrowings from sources yet to be determined.

----------------
   *  See Instructions

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CUSIP NO.   45323G 10 9

ITEM 4.   PURPOSE OF TRANSACTION

Merger Agreement
----------------

          InaCom and Vanstar entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Vanstar will merge with a wholly-owned subsidiary of InaCom (the "Merger"). In the Merger, Vanstar stockholders will receive 0.64 shares of InaCom Common Stock for each share of Vanstar Common Stock. As a consequence of the Merger, InaCom intends to modify the present board of directors, Certificate of Incorporation, and Bylaws of Vanstar as indicated in the Merger Agreement. The transaction, which is subject to regulatory and shareholder approval by both companies, and other customary closing conditions, is expected to close during the fourth quarter of 1998 or first quarter of 1999.

          As a condition and inducement to each party's willingness to enter into the Merger Agreement, each party requested and the other party agreed to grant the requesting party an option to purchase a certain number of shares of the granting parties' common stock. Vanstar granted InaCom such an option pursuant to the Vanstar Stock Option Agreement dated October 8, 1998 (the "Vanstar Stock Option Agreement") between Vanstar, as grantor, and InaCom as grantee. Similarly, InaCom granted Vanstar an option pursuant to the InaCom Stock Option Agreement, between InaCom as grantor and Vanstar as grantee.

          The Merger Agreement contemplates that, at the effective time of the Merger, the number of directors on the board of directors of InaCom will be increased to 13 and the four vacancies created thereby will be filled by William Y. Tauscher, Chairman of the Board and Chief Executive Officer of Vanstar, a designee of Warburg, Pincus Capital Company, L.P. ("Warburg"), and two designees of Vanstar from the current board of directors of Vanstar.

InaCom Stock Option Agreement
-----------------------------

          INACOM STOCK OPTION AGREEMENT. Pursuant to the InaCom Stock Option Agreement, InaCom, as a grantor, has granted to Vanstar, as grantee, an irrevocable option to purchase a number of shares of InaCom Common Stock equal to 19.9% of InaCom Common Stock outstanding on October 8, 1998 (the "InaCom Option") in connection with, and as

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CUSIP NO.   45323G 10 9


inducements to, the execution and delivery of the Merger
Agreement. The exercise price of the InaCom Option granted by InaCom to Vanstar is $17 per share.

          TRIGGER EVENTS. The InaCom Option is exercisable upon the occurrence of the following "Trigger Events": (i) the Merger Agreement is terminated and, as a result of such termination, a fee is payable by InaCom to Vanstar pursuant to the Merger Agreement; (ii) prior to such termination an acquisition proposal is made for InaCom by a third party; and (iii) either prior to, or within twelve months following such termination, the stockholders of InaCom approve that acquisition proposal.

          TERM OF THE OPTION. The InaCom Option remains in full force and effect from October 8, 1998 until the earliest to occur of (i) the effective time of the Merger; (ii) the date on which the Merger Agreement is properly terminated pursuant to the Merger Agreement, except when the Merger Agreement is terminated and, as a result of such termination, a termination fee is payable by InaCom to Vanstar pursuant to the Merger Agreement and prior to such termination an acquisition proposal is made for InaCom by a third party; and (iii) thirteen months after the date on which the Merger Agreement is terminated.

          The exercise period of InaCom Option may be extended, if the InaCom Option is not exercisable by reason of certain governmental judgments, decrees, orders, laws or regulations. Notwithstanding the termination of InaCom Option, InaCom is entitled to repurchase the shares of InaCom Common Stock with respect to which Vanstar exercised the InaCom Option prior to such termination. See "Repurchase Rights of Vanstar and InaCom" below.

          FIRST REFUSAL RIGHTS OF INACOM. The InaCom Stock Option Agreement contains provisions granting InaCom the right of first refusal to purchase shares of InaCom Common Stock acquired by Vanstar pursuant to the InaCom Option at the price and on the terms offered by a third party for such shares.

          REPURCHASE RIGHTS OF VANSTAR AND INACOM. InaCom may also at any time repurchase, or Vanstar may require the repurchase of the InaCom Option (during the time the InaCom Option is exercisable) or the shares issued upon the exercise of the InaCom Option. Subject to the profit limitations described below, the repurchase price of the InaCom Option will equal the difference between the exercise price of the InaCom Option and the market price of the underlying shares. Subject to the profit limitations described below, the repurchase price of the shares acquired upon the exercise of InaCom Option will be based on an average of sale prices on the New York Stock Exchange, or, in the event of an acquisition proposal for InaCom, the highest price to be paid per share in the acquisition proposal.

          PROFIT LIMITATION. The maximum aggregate amount of profit that can be realized by Vanstar pursuant to the InaCom Stock Option Agreement upon a transfer of the InaCom Option or the shares issued upon the exercise of InaCom Option will not exceed $18 million less the amount of termination fees paid by InaCom to Vanstar pursuant to the Merger Agreement.

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CUSIP NO.   45323G 10 9

          ADJUSTMENT AND REGISTRATION PROVISIONS. The InaCom Stock Option Agreement contains provisions governing the procedure for exercise of the InaCom Option and payment for the shares purchased upon such exercise and other provisions that adjust the number of shares and the exercise price upon the occurrence of certain events, such as stock dividends, stock splits, reclassifications, mergers (other than the Merger), combinations and recapitalizations, exchange of shares or other similar transactions.

          The InaCom Stock Option Agreement also contains provisions obligating InaCom to register, under certain circumstances, the offering, sale and delivery by Vanstar of shares of InaCom Common Stock acquired by it pursuant to the exercise of the InaCom Option under the Securities Act.

Vanstar Stock Option Agreement
------------------------------

          Pursuant to the Vanstar Stock Option Agreement, Vanstar, as grantor, has granted to InaCom as grantee, an irrevocable option to purchase a number of shares of Vanstar Common Stock equal to 19.9% of Vanstar Common Stock outstanding on October 8, 1998 (the "Vanstar Option") in connection with, and as inducements to, the execution and delivery of the Merger Agreement. The exercise price of the Vanstar Option granted to InaCom by Vanstar is $9-1/8 per share. The other provisions of the Vanstar Stock Option Agreement substantially correspond to the related provisions of the InaCom Stock Option Agreement.

          VOTING AGREEMENTS OF VANSTAR DIRECTORS AND WARBURG. Warburg and the directors of Vanstar, holders of an aggregate of 18,544,095 shares, or approximately 42.4% of the outstanding Vanstar Common Stock, entered into voting agreements with InaCom and Vanstar. Warburg and each Vanstar director agreed to revoke all of his, her or its previous proxies with respect to all of the shares of Vanstar Common Stock owned by each and to vote such shares for the approval and adoption of the Merger Agreement. At InaCom's request, Warburg and the Vanstar directors will deliver to InaCom an irrevocable proxy to vote the shares of Vanstar Common Stock owned by them in accordance with the terms of the voting agreements. The voting agreements will terminate on the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

          VOTING AGREEMENTS OF INACOM DIRECTORS. The directors of InaCom, holders of an aggregate of 320,069 shares, or approximately 1.9% (based on information provided by InaCom) of the outstanding InaCom Common Stock, entered into voting agreements with InaCom and Vanstar. Pursuant to the voting agreements, each InaCom director agreed to revoke all of his or her previous proxies with respect to all of the shares of InaCom Common Stock owned by such director and to vote such shares for the approval and adoption of the Share Issuance, Certificate Amendment and the Stock Plan Amendment. At Vanstar's request, the InaCom directors will deliver to Vanstar an irrevocable proxy to vote the shares of InaCom Common Stock owned by them in accordance with the terms of the voting agreements. The voting agreements will terminate on the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

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CUSIP NO.   45323G 10 9


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Vanstar may be deemed to be the beneficial owner of an aggregate of 3,656,758 shares of InaCom Common Stock (of which 3,336,689 are acquirable upon exercise of the InaCom Option) constituting approximately 18.2% of the outstanding InaCom Common Stock (based on 16,767,283 shares of InaCom Common Stock outstanding on October 8, 1998 pursuant to information received from InaCom). Prior to the InaCom Option becoming exercisable and being exercised, Vanstar expressly disclaims beneficial ownership of the shares of Inacom Common Stock which are purchasable by Vanstar upon the InaCom Option becoming exercisable and being exercised. Neither the filing of this
Schedule 13(d) nor any of its contents shall be deemed to constitute an admission that Vanstar is the beneficial owner of the shares of InaCom Common Stock subject to the InaCom Option for purposes of Sections 13(d) or 16 of the Securities Exchange
Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

          (b) The table below summarizes the number of shares of InaCom Common Stock over which Vanstar may be deemed to have sole voting and dispositive power and shared voting and dispositive power.

                                       Voting             Dispositive
                                --------------------  -------------------
                                   Sole     Shared      Sole      Shared
                                ---------- --------   ---------  --------

Acquirable upon Exercise of
  InaCom Option                 3,336,689      0      3,336,689     0

Director Voting Agreements          0       320,069       0         0


(c) Except as specified herein, Vanstar has not effected any transactions in the shares of InaCom Common Stock within the preceding sixty (60) days.

(d)  Not Applicable.

(e)  Not Applicable.



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in this Schedule 13D, to the best knowledge of Vanstar, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or listed on Schedule I hereto and between such persons and any person with respect to any securities of InaCom, including but not limited to, transfer or voting of any of the securities of InaCom, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of InaCom.

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CUSIP NO.   45323G 10 9


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit        Description
-------        -----------

 99.1          Agreement and Plan of Merger, dated as
               of October 8, 1998, by and among InaCom Corp., InaCom Acquisition, Inc. and Vanstar Corporation (incorporated by reference from InaCom Corp.'s Current Report on Form 8-K dated October 8, 1998, (Commission File No. 0-16114))

 99.2          Stock Option Agreement, dated as of
               October 8, 1998, between Vanstar Corporation, as Issuer, and InaCom Corp., as Grantee (incorporated by reference from InaCom Corp.'s Current Report on Form 8-K dated October 8, 1998, (Commission File No. 0-16114))

 99.3          Stock Option Agreement, dated as of
               October 8, 1998, between InaCom Corp., as Issuer, and Vanstar Corporation, as Grantee (incorporated by reference from InaCom Corp.'s Current Report on Form 8-K dated October 8, 1998, (Commission File No. 0-16114))

 99.4          Stock Voting Agreement, dated October 8,
               1998, by and among Inacom Corp., Warburg, Pincus Capital Company, L.P. and Vanstar Corporation. (incorporated by reference from InaCom Corp.'s Current Report on Form 8-K dated October 8, 1998, (Commission File No. 0-16114))

 99.5          Registration Rights Agreement dated
               October 8, 1998 between InaCom Corp., Warburg, Pincus Capital Company, L.P. and William Y. Tauscher. (incorporated by reference to Schedule 13D of Inacom Corp., filed October 19, 1998, with respect to common stock of Vanstar Corporation)

 99.6          Form of Stock Voting Agreements entered
               into on October 8, 1998 by the directors of InaCom
               Corp. (filed herewith)

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Statement is true, complete and correct.

          DATED this 19th day of October, 1998.

                              VANSTAR CORPORATION



                              By:  /s/ H. CHRISTOPHER COVINGTON
                                 --------------------------------
                                 H. Christopher Covington,
                                 Senior Vice President, General
                                 Counsel and Secretary

                          EXHIBIT INDEX


Exhibit                   Description
--------       --------------------------------------------------

 99.1          Agreement and Plan of Merger, dated as
               of October 8, 1998, by and among InaCom Corp., InaCom Acquisition, Inc. and Vanstar Corporation (incorporated by reference from InaCom Corp.'s Current Report on Form 8-K dated October 8, 1998, (Commission File No. 0-16114))

 99.2          Stock Option Agreement, dated as of
               October 8, 1998, between Vanstar Corporation, as Issuer, and InaCom Corp., as Grantee (incorporated by reference from InaCom Corp.'s Current Report on Form 8-K dated October 8, 1998, (Commission File No. 0-16114))

 99.3          Stock Option Agreement, dated as of
               October 8, 1998, between InaCom Corp., as Issuer, and Vanstar Corporation, as Grantee (incorporated by reference from InaCom Corp.'s Current Report on Form 8-K dated October 8, 1998, (Commission File No. 0-16114))

 99.4          Stock Voting Agreement, dated October 8,
               1998, by and among Inacom Corp., Warburg, Pincus Capital Company, L.P. and Vanstar Corporation. (incorporated by reference from InaCom Corp.'s Current Report on Form 8-K dated October 8, 1998, (Commission File No. 0-16114))

 99.5          Registration Rights Agreement dated
               October 8, 1998 between InaCom Corp., Warburg, Pincus Capital Company, L.P. and William Y. Tauscher. (incorporated by reference to Schedule 13D of Inacom Corp., filed October 19, 1998, with respect to common stock of Vanstar Corporation)

 99.6          Form of Stock Voting Agreements entered
               into on October 8, 1998 by the directors of InaCom
               Corp. (filed herewith)

                           SCHEDULE I

Vanstar Corporation's ("Vanstar") executive officers and directors (the "Individuals") and the information required by
Schedule 13D are listed below, along with the offices held by such Individual. Unless otherwise indicated, the business address for each Individual is c/o Vanstar Corporation, 1100 Abernathy Road, Building 500, Suite 1200, Atlanta, Georgia 30328. Unless otherwise indicated, each Individual is a U.S. citizens.

        Name                       Position/Principal Occupation
-------------------------     ----------------------------------------

William Y. Tauscher           Chairman of the Board and Chief
                              Executive Officer of Vanstar.

Kauko Aronaho                 Chief Financial Officer of Vanstar.
                              Mr. Aronaho is a citizen of Canada.

H. Christopher Covington      Senior Vice President, General
                              Counsel and Secretary


John W. Amerman               Director of Vanstar; Senior Advisor
                              to the CEO of Mattel, Inc.

Richard H. Bard               Director of Vanstar; Chairman of
                              the Board and Chief Executive
                              Officer of Optical Security Group,
                              Inc. and consultant

Stewart K.P. Gross            Director of Vanstar; Managing
                              Director of E.M Warburg, Pincus &
                              Co., LLC.

William H. Janeway            Director of Vanstar; Managing
                              Director and the head of the
                              Venture Capital High Technology
                              Team of E.M. Warburg, Pincus & Co.,
                              LLC.

John R. Oltman                Director of Vanstar

John L. Vogelstein            Director of Vanstar; President and
                              Vice Chairman of E.M. Warburg,
                              Pincus & Co., LLC.

Josh S. Weston                Director of Vanstar